Exhibit 99.1

BitFuFu Announces August 2026 Bitcoin Production and Operational Updates

SINGAPORE, September 3, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for August 2026.

“August demonstrated the strength of the operating platform we have been building over the past several months,” said Leo Lu, Chairman and CEO of BitFuFu. “As the additional hashrate capacity secured in June and July came online, our total hashrate under management surpassed 20 EH/s, driving a substantial recovery in Bitcoin production and a strong rebound in our cloud mining business. We achieved this growth while further improving our fleet efficiency to 16.7 J/TH, positioning BitFuFu among the most efficient operators in the industry. With a more constructive Bitcoin market environment and a significantly expanded operating base, we are well positioned to capture improving market opportunities in the months ahead. We will remain focused on scaling our mining platform, maintaining industry-leading operational efficiency, and exercising discipline in capital allocation as we continue to build sustainable long-term value for our shareholders.”

August 2026 Highlights (as of August 31, 2026)

	August 2026	July 2026
Bitcoin Held	1,373 BTC	1,314 BTC
Bitcoin Production	174 BTC	112 BTC
Daily Bitcoin Production	5.6 BTC	3.6 BTC
Self-Mining Production	88 BTC	72 BTC
Cloud Mining Production	86 BTC	40 BTC
Hashrate	20.6 EH/s	14.2 EH/s
Self-Owned Hashrate	3.8 EH/s	3.6 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	16.8 EH/s	10.6 EH/s
Average Fleet Efficiency	16.7 J/TH	18.0 J/TH
Power Capacity	344 MW	255 MW

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,373 BTC[1]. The increase in Bitcoin holdings during August reflects the Company’s improved Bitcoin production and operating performance following the deployment of additional hashrate capacity.

[1]	Includes 44 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.

●	Bitcoin Production: 174 BTC (including 86 BTC from cloud mining and 88 BTC from self-mining), representing a 55.4% month-over-month increase. Daily Bitcoin production averaged 5.6 BTC throughout August, compared with 3.6 BTC in July.

Hashrate Overview:

●	Total Hashrate Under Management: 20.6 EH/s, representing a 45.1% month-over-month increase from 14.2 EH/s in July, primarily reflecting the deployment of additional hashrate capacity secured in prior months.

o	Self-Owned Hashrate[2]: 3.8 EH/s, representing a 5.6% month-over-month increase, reflecting the Company’s continued expansion of its self-operated mining capacity.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 16.8 EH/s, representing a 58.5% month-over-month increase.

●	Average Fleet Efficiency: 16.7 J/TH, improving from 18.0 J/TH in July.

Power and Infrastructure:

●	Total Power Capacity Under Management: 344 MW, representing a 34.9% month-over-month increase from July, in line with the expansion of the Company’s managed hashrate capacity.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

[2]	Hashrate may be used for both self-mining and cloud mining.